Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009. The shareholder meetings for the iShares FTSE/Xinhua China 25, iShares FTSE China (HK Listed) Index Funds (together, the “iShares China Index Funds”) and iShares MSCI ACWI Index Fund were adjourned until November 19, 2009.  The shareholder meetings for the iShares China Index Funds were subsequently adjourned until November 30, 2009 and at that date were further adjourned until December 22, 2009, at which time the shareholders approved the new advisory agreement. The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposal 1.  Proposal 2 did not apply to the Funds.

Proposal 1
To approve a new investment advisory agreement between the Trust and BGFA, on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
FTSE Developed Small Cap ex-North America	539,594	6,262	4,823	-
FTSE/Xinhua China 25	107,151,698	1,939,722	2,478,120	11,093,160
FTSE China (HK Listed)	493,653	14,207	14,364	47,011
MSCI ACWI	7,028,527	30,512	63,339	367,137
MSCI ACWI ex US	4,791,388	23,258	37,066	-
MSCI All Country Asia ex Japan	14,627,906	43,229	53,990	-
MSCI EAFE Growth	16,594,762	70,785	89,051	-
MSCI EAFE Value	15,208,732	208,180	191,313	-
MSCI EAFE Small Cap	5,713,548	1,899,115	76,495	-
MSCI Kokusai	1,472,173	1,050	-	-

Proposal 2
To approve a change in the classification of certain funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

Second Meeting

This proposal was approved by the shareholders of the Trust on November 4, 2009.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.